Exhibit 99.2

Half-year financial report 2022 Foundation & Future

TABLE OF CONTENTS
Table of Contents
The Galapagos group
Letter to our shareholders.4
Potential external impact 8 Financial highlights 11 Risk factors.17 The Galapagos share 7 Related party transactions18 Disclaimer and other information 19
Financial statements
Unaudited condensed consolidated interim financial statements.23 Notes 32
Other information
Glossary.48 Financial calendar...65 Colophon...66 Contact..67

Galapagos Half-year financial report 2022
S2

The Galapagos group
An overview of Galapagos, its strategy and portfolio in H1 2022
Foundation & Future

Galápagos

THE GALAPAGOS GROUP

Letter to our shareholders

Dear shareholders,

As we are writing the next chapter for our company, we embarked on a thorough strategic exercise to assess our current portfolio and combine internal and external innovation with the aim to accelerate transformational medicines to patients.

This quarter, we took a first key step in our strategic transformation by entering the field of oncology with the acquisitions of CellPoint and AboundBio. The combined transactions provide us with end-to-end capabilities in CAR-T[1] therapy and offer the potential for a paradigm shift in the space through CellPoint's breakthrough, decentralized point-of-care supply model, developed in a global strategic collaboration with Lonza, and AboundBio's cutting-edge fully human antibody-based capabilities to design next-generation CAR-Ts.



We warmly welcome the CellPoint and AboundBio teams to Galapagos, and we look forward to combining our unique capabilities to push the boundaries in oncology. Despite continued progress with current CAR-T cancer therapies, long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access. The CellPoint novel point-of-care supply model, in or near the hospital, is designed to allow for efficient, 7-day delivery of CAR-T therapies with fresh cells, thereby offering the potential to significantly shorten time to treatment as compared to industry standards. It combines CellPoint's proprietary end-to-end xCellit workflow management and monitoring software with Lonza's Cocoon® system, a closed, automated manufacturing platform for cell and gene therapies. The regulatory authorities in Belgium, the Netherlands and Spain have approved the start of clinical studies with this novel supply model.

Two Phase 1/2a studies in rrNHL and rrCLL[2] with a clinically validated CD19 CAR-T target are ongoing and provide the opportunity for a rapid validation of the CellPoint CAR-T point-of-care supply model. Topline results are expected in the first half of 2023, and if positive, they would allow us to start pivotal studies in rrNHL and rrCLL shortly afterwards.

In a next step, our aim is to leverage CellPoint's platform with AboundBio's next-generation fully human multi-specific and multi-paratopic CAR-Ts that have the potential for deeper, more durable responses to treatment as well as retreatment of patients who relapsed following earlier CAR-T treatment. Our near-term goal is to bring three additional differentiated, next-generation CAR-T candidates in the clinic over the next three years.

[1] Chimeric antigen receptor T-cell
[2] Relapsed/Refractory NHL: non-Hodgkin Lymphoma, CLL: Chronic Lymphocytic Leukemia

4

Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

In light of the ongoing scientific and strategic review and capital allocation prioritization, we decided to discontinue 4 early-stage programs: GLPG3121, a local release formulation JAK1/TYK2 inhibitor with potential in inflammatory diseases; GLPG0555, a JAK1 inhibitor evaluated in osteoarthritis; GLPG4586, a compound with undisclosed mode of action directed toward fibrosis; and GLPG4716, a chitinase inhibitor directed toward idiopathic pulmonary fibrosis. We continue to explore additional business development opportunities to further leverage our internal capabilities and renew our portfolio, and plan to provide a detailed update on our corporate strategy and portfolio later this year.

Portfolio


Class
Asset
Phase 1
Phase 2
Phase 3
Approval
JAK1
filgotinib
CD
RA & UC
TYK2
'3667
SIK3
'4399
SIKi
PCC
CD19 CAR-T
NHL/CLL
CellPoint
Next-gen CAR-Ts
AboundBio
SIK2/3
'4605
CFTR
'2737
ADPKD
Inflammation
Oncology
Fibrosis
Kidney disease

Our Jyseleca franchise is performing very well with robust sales momentum, supported by the regulatory approvals in ulcerative colitis (UC) in Great Britain and Japan earlier this year. Despite being the 4th JAK inhibitor to market, the adoption of Jyseleca is strong across Europe. As of 30 June 2022, Jyseleca is reimbursed in 15 countries for rheumatoid arthritis (RA) and 6 countries for UC, and we realized €35.4 million in net sales in the first half year of 2022.



We ended the first six months of the year with a strong balance sheet of €4.4 billion in cash and current financial investments, which provides us with the necessary means to execute for additional external innovation and accelerate our R&D pipeline. Following the acquisitions of CellPoint and AboundBio, we expect that second half operating expenses will increase by approximately €30 million. Therefore, we revised our cash burn[3] guidance of €450-€490 million for the full year 2022 to €480-€520 million. As a result of the strong Jyseleca performance, we increase our full-year net sales guidance from €65-€75 million to €75-€85 million.

[3] We refer to the **financial highlights** for an explanation and reconciliation of this alternative liquidity measure

5
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Year-to-date operational review

Commercial & regulatory progress

- Strong adoption across Europe with reimbursement for RA in 15 countries and for UC in 6 countries
- Sobi, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca in RA in the Czech Republic and Portugal, resulting in €2 million milestone payments to Galapagos in H1
- Filed a type II variation for label update for Jyseleca based on data from the MANTA and MANTA-RAy studies
- At the EULAR[4] 2022 European Congress of Rheumatology, Galapagos hosted several expert sessions and presented 11 abstracts, further establishing us as a key European player in RA
- Article 20 pharmacovigilance procedure ongoing by the European Medicines Agency's (EMA) Pharmacovigilance Risk Assessment Committee (PRAC), investigating the safety data of all JAK inhibitors for the treatment of certain chronic inflammatory disorders

Pipeline update

- Decided to move forward with GLPG3667 (TYK2 inhibitor) in dermatomyositis with the aim to start a Phase 2 study before year-end
- Discontinued development of 4 early-stage programs as part of ongoing scientific and strategic exercise: GLPG3121, a local release formulation JAK1/TYK2 inhibitor with potential in inflammatory diseases; GLPG0555, a JAK1 inhibitor evaluated in osteoarthritis; GLPG4586, a compound with undisclosed mode of action directed toward fibrosis; and GLPG4716, a chitinase inhibitor directed toward idiopathic pulmonary fibrosis

Corporate update

- Entered the field of oncology through the combined acquisitions of CellPoint and AboundBio in all-cash transactions
- Received a transparency notification from FMR LLC in Q2 indicating that its shareholding in Galapagos increased and crossed the 5% threshold, to 5.04% of the current outstanding Galapagos shares
- Raised €3.6 million through the exercise of subscription rights
- Created new subscription right plans, offering all Galapagos employees the opportunity to participate
- All proposed resolutions regarding the extraordinary and annual shareholders' meetings were adopted by Galapagos' shareholders on 26 April 2022

[4] European Alliance of Associations for Rheumatology

6
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

H1 2022 financial result

- Jyseleca net sales amount to €35.4 million
- Collaboration revenues of €238.6 million
- R&D expenditures of €249.5 million
- S&M and G&A expenses amounting to €134.0 million
- Net loss of €32.3 million
- Operational cash burn of €217.1 million
- Cash position at end of June 2022 of €4,429.0 million

Outlook 2022

We anticipate a Committee for Medicinal Products for Human Use (CHMP) opinion on the type II variation for the Jyseleca label, based on the data from the MANTA and MANTA-RAy studies around year-end. We also expect reimbursement decisions in most key European markets in UC and anticipate that Sobi will further progress with reimbursement discussions in RA and UC in Eastern and Central Europe, Greece, and the Baltic countries. As part of the ongoing article 20 pharmacovigilance procedure on all JAK inhibitors approved in Europe, we expect a CHMP opinion by the end of the year, followed by an adoption by the European Commission shortly afterwards.

Patient enrolment in the Phase 1/2a trials in rrNHL and rrCLL is progressing well and we anticipate that additional clinical sites will be active by year-end. We are on track to report topline results of both trials in the first half of next year.

We plan to progress TYK2 inhibitor GLPG3667 into a Phase 2 program in dermatomyositis with first patients potentially recruited around year-end.

Following the acquisitions of CellPoint and AboundBio, we revised our cash burn guidance for full year 2022 from €450-€490 million to €480-€520 million. Additionally, we increased our anticipated net sales guidance for Jyseleca between €75 and €85 million.

We want to thank you for your continued support of our exciting journey to make a true impact on human lives through cutting-edge science and exceptional people. We strongly believe that we are taking the right steps in our transformation to accelerate value creation and look forward to presenting an in-depth update on our strategy later this year.

Respectfully,

Dr. Paul Stoffels[5]
CEO and chairman of the board of directors

Bart Filius
President, COO & CFO

[5] Acting via Stoffels IMC BV

7
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Potential external impact

COVID-19

The start of 2022 was globally marked by steeply increasing infection rates mainly due to the spreading of the highly infectious Omicron-variant. At Galapagos, we hence maintained the strict measures put in place by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff during the first months of the year. In most places, the situation improved significantly during the second quarter and the measures taken could gradually be loosened. We nevertheless keep on continuously monitoring COVID-19 infection rates at global and at local level, and have now systems in place to react quicky where needed to guarantee business continuity. We report the following impacts:

- *Staff*

  At Galapagos, we maintained the measures put in place by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff. The majority of our research staff continued to work from the office/labs. For teleworkable functions we continued the implementation of our hybrid working model launched in 2021, in locations where the ongoing COVID-19 situation and corresponding local governmental measures permitted us to do so. For those employees coming to the office, we maintained stringent cleaning and sanitation protocols, and we strictly respected social distancing policies at all times in order to minimize risk of exposure. We further kept our global and site-specific business continuity plans up-to-date and continued to take appropriate recommended precautions.

  We learned during the pandemic that most of the international travel could be replaced by virtual meetings, resulting in improved cost efficiency, a better work-life balance, and a reduced carbon footprint. The impact of this new way-of-working has been retained and has become part of our corporate travel guidance. On the other hand, we noticed during the month of March 2022, when infection rates lowered significantly, an increasing appetite to start meeting in person again and to attend professional (international) events. For those who needed to attend or organize events, we did implement a global policy providing guidance on how to safely organize or attend any such professional events, both internally and externally.

- *Research portfolio*

  By prioritizing the most advanced projects very early on, and increasing the flexibility of our staff in the labs within projects, we maintained our research delivery timelines, kept the compound management facility running at all times, and continued our early drug research and the implementation of new modalities for target or drug discovery.

  The scorecard of the research department objectives shows a similar productivity compared to previous years, indicating that we were able to minimize the impact of the COVID-19 pandemic, at least in the short term.

8
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

- *Development portfolio*
  We have a business continuity plan for our clinical development programs. We closely monitor each program in the context of the current global and local situation of the COVID-19 pandemic and the associated specific regulatory, institutional, government guidance and policies related to COVID-19. Within the boundaries of these guidelines and policies, and in consultation with our CROs and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate its effect on the study where necessary and to facilitate the interpretation and reporting of results.

- *Manufacturing and supply chain*
  To date, there has been no impact to the commercial supply of filgotinib as the result of the COVID-19 pandemic. All sites involved in the manufacturing of filgotinib are established sites that currently manufacture other marketed products and are in good standing with the FDA and are GMP certified. We became marketing authorization holder of filgotinib in the European Economic Area and Great Britain at the end of 2021, and are responsible for the manufacturing of filgotinib. The same manufacturing sites that supplied Gilead continue to supply filgotinib except for secondary packaging and labelling for which a new vendor has been selected.

- *Commercial organization*
  The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on the relative competitiveness of our commercial operations due to travel restrictions, nor have the effects of COVID-19 impacted our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the volatility in reimbursement procedures and potentially reducing the number of new therapy options initiated by healthcare providers.

9
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Conflict in Ukraine

The armed conflict between Russia and Ukraine could cause a material disruption in our operations. We currently have ongoing clinical studies for filgotinib with CROs located in Ukraine and Russia. If our CROs experience disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities, including delay of our clinical development plans and timelines, or could cause interruptions in operations of regulatory authorities. The impact on ongoing pivotal studies such as DIVERSITY 1 has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our and our CROs' ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, could lead to delays in our overall developmental and commercialization timelines, which would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since 24 February 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia conflict and the associated specific regulatory, institutional, and government guidance and policies.

10
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Financial highlights

Consolidated key figures

(thousands of €, if not stated otherwise)	Second quarter of 2022	Second quarter of 2021	Six months ended 30 June 2022	Six months ended 30 June 2021	Year ended 31 December 2021
Income statement					
Product net sales	20,945	377	35,356	456	14,753
Collaboration revenues	116,665	139,395	238,601	253,207	470,093
Cost of sales	(2,633)	(93)	(5,545)	(131)	(1,629)
R&D expenditure	(149,597)	(138,866)	(249,518)	(268,826)	(491,707)
S&M, G&A expenses	(71,670)	(60,861)	(134,009)	(105,819)	(210,855)
Other operating income	9,957	13,298	17,637	23,564	53,749
Operating loss	(76,332)	(46,750)	(97,478)	(97,548)	(165,596)
Net financial results	58,115	(18,209)	67,676	19,916	42,598
Taxes	(811)	630	(2,536)	473	(2,423)
Net loss from continuing operations	(19,028)	(64,329)	(32,338)	(77,159)	(125,422)
Net profit from discontinued operations, net of tax	-	-	-	22,191	22,191
Net loss	(19,028)	(64,329)	(32,338)	(54,968)	(103,231)
Balance sheet					
Cash and cash equivalents	972,796	2,642,639	972,796	2,642,639	2,233,368
Current financial investments	3,456,184	2,363,969	3,456,184	2,363,969	2,469,809
R&D incentives receivables	155,771	142,745	155,771	142,745	144,013
Assets	5,040,085	5,430,617	5,040,085	5,430,617	5,193,160
Shareholders' equity	2,646,898	2,663,473	2,646,898	2,663,473	2,643,362
Deferred income	2,159,553	2,565,292	2,159,553	2,565,292	2,364,701
Other liabilities	233,634	201,852	233,634	201,852	185,097

11
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

(thousands of €, if not stated otherwise)	Second quarter of 2022	Second quarter of 2021	Six months ended 30 June 2022	Six months ended 30 June 2021	Year ended 31 December 2021
Cash flow					
Operational cash burn	(139,721)	(95,527)	(217,102)	(223,196)	(564,840)
Cash flow used in operating activities	(141,772)	(81,922)	(203,740)	(203,131)	(503,827)
Cash flow generated from/used in (-) investing activities	(147,604)	182,194	(1,081,057)	682,053	541,238
Cash flow used in financing activities	(337)	(1,952)	(361)	(1,474)	(3,876)
Increase/decrease (-) in cash and cash equivalents	(289,712)	98,319	(1,285,158)	477,448	33,535
Effect of currency exchange rate fluctuation on cash and cash equivalents	8,229	(9,629)	24,586	22,121	56,763
Cash and cash equivalents at the end of the period	972,796	2,642,639	972,796	2,642,639	2,233,368
Current financial investments at the end of the period	3,456,184	2,363,969	3,456,184	2,363,969	2,469,809
Total current financial investments and cash and cash equivalents at the end of the period	4,428,980	5,006,608	4,428,980	5,006,608	4,703,177
Financial ratios					
Number of shares issued at the end of the period	65,728,511	65,522,521	65,728,511	65,522,521	65,552,721
Basic and diluted loss per share (€)	(0.29)	(0.98)	(0.49)	(0.84)	(1.58)
Share price at the end of the period (in €)	53.04	58.48	53.04	58.48	49.22
Total group employees at the end of the period (number)	1,344	1,397	1,344	1,397	1,309

12
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Employees per site as of 30 June 2022

(total: 1,344 employees)


1
Norway
9
Sweden
2
Finland
82
United Kingdom
131
The Netherlands
6
Denmark
1
Ireland
88
Germany
559
Belgium
255
France
21
United States
11
Austria
60
Spain
64
Italy
54
Switzerland

H1 2022 financial results

We reported product net sales of Jyseleca in Europe for the first six months of 2022 amounting to €35.4 million (€0.5 million in the first half-year of 2021). Our counterparties for the sales of Jyseleca were mainly hospitals and wholesalers located in Belgium, the Netherlands, France, Italy, Spain, Germany, Great Britain, Ireland, Austria, Norway, Sweden and Finland.

Cost of sales related to Jyseleca net sales in the first six months of 2022 amounted to €5.5 million.

Collaboration revenues amounted to €238.6 million for the first six months of 2022, compared to €253.2 million for the first six months of 2021.

Revenues recognized related to the collaboration agreement with Gilead for the filgotinib development were €115.3 million in the first six months of 2022 compared to €136.1 million for the same period last year. This decrease was due to a lower increase in the percentage of completion, partly offset by a higher revenue recognition of milestone payments strongly influenced by the milestone achieved related to the regulatory approval in Japan for UC in the first half-year of 2022.

The revenue recognition related to the exclusive access rights for Gilead to our drug discovery platform amounted to €114.9 million for the first six months of 2022 (€115.7 million for the same period last year).

13
Galapagos Half-year financial report 2022

THE GALAPAGOS GROUP
of We 2022 have(compared recognizedto royalty €1.4 million income in from the same Gileadperiod for Jyseleca last year) for € of 6.3 which million €3in .6 the million firstroyalties six months on milestone income for UC approval in Japan.
Republic Additionally, and we Portugal recorded bymilestones our distribution of €2.0 and million commercialization triggered by the partner first sale Sobi, of Jyseleca in the first in Czech half-year of 2022. discovery Our deferred platform income that balance is recognized on 30 June linearly 2022over includes the remaining €1.6 billionperiod allocated of our to our 10 drug year collaboration, until the end of and the€ development 0.5 billion allocated period. to filgotinib development that is recognized over time to Our €268 R&D .8expenditure million for the in the firstfirst six six months months of 2021 of 2022 . This amounted decreaseto was €249 primarily .5 million, explained compared by a €104 decrease .1 million ininsubcontracting the first half-year costs of 2022, fromprimarily €139.2 due million to the in winding the firstdown half-year of theof ziritaxestat 2021 to by (IPF) cost program increases andfor reduced our filgotinib spend on program, our Toledo on a(SIKi) six month and TYK2 basis programs compared . This to the wassame partlyperiod offset in for2021 the .same Personnel period costs this year decreased mainlyfrom due € to 94 a.2 lower million number in the of first FTEs half as ofwell 2021 asto lower €86.costs 0 million for first our subscription six months of right 2022 plans (€8.1 . Depreciation million for the and same impairment period last amounted year). This toincrease €32.6 million was primarily for the collaboration due to an impairment with Molecure of €26 on.7 the million dual chitinase of previously inhibitor capitalized OATD-01 upfront (GLPG4716) fees related . As part to ofour an to ongoing OATD-strategic 01 to Molecure exercise . to renew and accelerate our portfolio, we decided to return all rights in Our the S&M first expenses six months were of€2021 71.0 .million This increase in the first was sixprimarily months of due 2022, to the compared termination to €29 of.0our million 50/ 50 alsofilgotinib explained co-by commercialization an increase in cost personnel sharing costs agreement (€35.7 million with Gilead for .the Thefirst costsix increase months was of 2022 commercial compared workto force €26.from 9 million 215 for average the same FTEs period in the first lasthalf year) -year explained of 2021by toan 305 increase average inFTEs the in the first half-year of 2022 driven by the commercial launch of filgotinib in Europe. in Our the G&A first expenses six months were € of 632021 .0 million . The incost the first decrease six months was of primarily 2022, compared due to the to €76 exceptional .9 million following impairment our ofdecision €9.3 million to reassess on otherthe tangible construction assets recorded project of inour the new first six future months headquarter of 2021 compared location in to Mechelen €37.6 million (Belgium) for.the Personnel same period costs (last €35.year) 6 million decreased for the primarily first six months explained of 2022 by a lower number of FTEs. for Other theoperating first six months income of (€ 2021) 17.6 million decreased for the byfirst €5.9six million, months mainly of 2022, driven compared by lowerto grant €23.and 6 million R&D incentive income. compared We reported to an an operating operating loss loss ofamounting €97.6 million tofor €97 the .5 same million period for the last first year six . months of 2022,

Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Net financial income in the first six months of 2022 amounted to €67.7 million (as compared to net financial income of €19.9 million in the same period last year). Net financial income in the first six months of 2022 was primarily attributable to €57.4 million of unrealized currency exchange gain on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollar (as compared to €33.4 million currency exchange gain on cash and cash equivalents and current financial investments in the first six months of 2021) and €11.8 million positive changes in (fair) value of current financial investments (€5.8 million negative changes in the same period last year). The other financial expenses also contained the effect of discounting our long term deferred income of €3.8 million (€4.8 million in the same period last year). The fair value loss of financial assets held at fair value through profit or loss amounted to nil in the first six months in 2022 (as compared to €2.9 million in the same period last year).

We realized a net loss from continuing operations of €32.3 million for the first six months of 2022, compared to a net loss of €77.2 million for the first six months of 2021.

The net profit from discontinued operations for the first six months of 2021 consisted of the gain on the sale of Fidelta, our fee-for-services business, for €22.2 million.

We reported a group net loss for the first six months of 2022 of €32.3 million, compared to a net loss of €55.0 million for the same period last year.

Cash, cash equivalents and current financial investments

Cash and cash equivalents and current financial investments totaled €4,429.0 million on 30 June 2022 (€4,703.2 million on 31 December 2021).

A net decrease of €274.2 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2022, compared to a net decrease of €162.7 million during the first six months of 2021. This net decrease was composed of (i) €217.1 million of operational cash burn, (ii) offset by €3.6 million of cash proceeds from capital and share premium increases from exercise of subscription rights in the first six months of 2022, (iii) €11.8 million of positive changes in (fair) value of current financial investments and €60.4 million of mainly positive exchange rate differences, and (iv) €132.9 million cash out from the acquisitions of CellPoint and AboundBio, net of cash acquired.

The operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i. the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities

ii. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flows generated from/used in (–) investing activities

iii. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.

15
Galapagos Half-year financial report 2022

THE GALAPAGOS GROUP
This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.
The following table provides a reconciliation of the operational cash burn:
Six months ended 30 June
(thousands of €)    2022 2021
Increase/decrease (-) in cash and cash equivalents
(excluding effect of exchange differences)    (1,285,158) 477,448
Less:
Net proceeds from capital and share premium increases    (3,619) (2,583)
Net purchase/sale (-) of current financial investments    938,732 (669,365)
Cash out from acquisition of subsidiaries, net of cash acquired    115,178 -
Cash advances and loans to third parties    10,000 -
Cash used for other liabilities related to the acquisition of
subsidiaries    7,765 -
Cash in from disposals of subsidiaries, net of cash disposed of    - (28,696)
Total operational cash burn    (217,102) (223,196)

Galapagos Half-year financial report 2022

THE GALAPAGOS GROUP
Risk factors
supplemented We refer to the by description the description of of risk riskfactors factors in in our ourannual 2021 annual report on report, Form 20-F pp. 57-69, filed with as principal the U.S. Securities risks and and uncertainties Exchangefaced Commission, by us relate pp. 6-50. to and In include, summary but of are the not foregoing, limited the to: need commercialization, for additional capital; product our development reliance on third and regulatory parties; ourapproval; competitive our position; financial our position intellectual and as property; COVID-19); our organization, and market risks structure relating and tooperation our shares (including and ADSs. the emergence of pandemics such annual We also report, refer to pp. the 250-254, description which of remains the group’s validfinancial and unaltered. risk management given in the 2021
The Galapagos share
Performance of the Galapagos share on Euronext and Nasdaq

Galapagos Half-year financial report 2022

THE GALAPAGOS GROUP
Related party transactions
to Wethe refer unaudited to the statements condensed included consolidated under the interim heading Related financial party statements transactions for in the the first “Notes six months of 2022” part of this report.

Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term "Galapagos NV" refers solely to the non-consolidated Belgian company and references to "we," "our," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

With the exception of filgotinib's approval as Jyseleca® for the treatment of rheumatoid arthritis and ulcerative colitis by the European Commission, Great Britain's Medicines and Healthcare products Regulatory Agency and Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English version, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request addressed to:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel: +32 15 34 29 00
Email: **ir@glpg.com**

A digital version of this report is available on our website, **www.glpg.com**.

We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

Listings

Euronext Amsterdam and Brussels: GLPG
Nasdaq: GLPG

19
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as "believe," "anticipate," "expect," "intend," "plan," "seek," "estimate," "may," "will," "could," "would," "potential," "forward," "goal," "next," "stand to," "continue," "should," "encouraging," "aim," "explore," "further" as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the "**Letter to our shareholders**" section of this report, the information provided in the section captioned "Outlook 2022", the guidance from management regarding the expected operational use of cash during financial year 2022, statements regarding our strategic and capital allocation priorities, statements regarding the acquisitions of CellPoint and AboundBio, including statements regarding anticipated benefits of the acquisitions and the integration of CellPoint and AboundBio into our portfolio and strategic plans, statements regarding our regulatory and R&D outlook, statements regarding expected financial results, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments, our R&D strategy, including progress on our fibrosis portfolio and our SIK platform, and potential changes in such strategy, statements regarding our pipeline and complementary technology platforms driving future growth, statements regarding the strategic re-evaluation, statements regarding our expectations on commercial sales of filgotinib, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (or the discontinuation thereof) (i) with filgotinib in RA, UC and Crohn's disease, (ii) with GLPG0555 in osteoarthritis, (iii) with GLPG3121 in IBD, (iv) with GLPG3667 in psoriasis and dermatomyositis, (v) with GLPG4399 in inflammation, (vi) with compounds from our SIKi portfolio, (vii) with GLPG4716 in IPF, (viii) with GLPG4586 and GLPG4605 in fibrosis, (ix) with GLPG2737 in ADPKD, (x) with CD19 CAR-T in 2 Phase 1/2a studies in rrNHL and rrCLL, and (xi) with the next-generation CAR-Ts and bispecific antibodies, including recruitment for trials and topline results for trials and studies in CAR-T, statements related to the EMA's safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under article 20 of Regulation (EC) No 726/2004, statements relating to interactions with regulatory authorities, the timing or likelihood of additional regulatory authorities' approval of marketing authorization for filgotinib for RA, UC or any other indication for filgotinib in Europe, Great Britain, Japan, and the U.S., such additional regulatory authorities requiring additional studies, the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the build-up of our commercial organization, commercial sales for filgotinib and rollout in Europe, statements regarding the effect of the conflict between Russia and Ukraine on our operations and ongoing studies (including the impact on our DIVERSITY 1 study), statements regarding the expected impact of COVID-19, and statements regarding our strategy, business plans and focus. We caution the reader that forward-looking statements are based on our management's current expectations and beliefs, and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. Such risks include, but are not limited to, the risk that our beliefs, assumptions and expectations regarding our 2022 revenues and financial results or our 2022 operating expenses may be incorrect (including because one

20
Galapagos Half-year financial report 2022

Galápagos
THE GALAPAGOS GROUP

or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent risks and uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including, but not limited to, the risk that data from our ongoing and planned clinical research programs in RA, rrNHL, rrCLL, Crohn's disease, UC, IPF, osteoarthritis, other inflammatory indications and kidney disease or any other indication or disease, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation and drug discovery and development activities, risks related to our reliance on collaborations with third parties (including our collaboration partner Gilead), risks related to the implementation of the transition of the European commercialization responsibility of filgotinib from Gilead to us, the risk that the transition will not be completed on the currently contemplated timeline or at all, including the transition of the supply chain, and the risk that the transition will not have the currently expected results for our business and results of operations, the risk that estimates regarding our filgotinib development program and the commercial potential of our product candidates and our expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, the risk that we will be unable to successfully achieve the anticipated benefits from our leadership transition plan, the risk that we will encounter challenges retaining or attracting talent, risks related to disruption in our operations due to the conflict between Russia and Ukraine, the risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities and the EMA's safety review of JAK inhibitors used to treat certain inflammatory disorders, including the risk that the EMA and/or other regulatory authorities determine that additional non-clinical or clinical studies are required with respect to filgotinib, the risk that the EMA may require that the market authorization for filgotinib in the EU be amended, the risk that the EMA may impose JAK class-based warnings, the risk that the EMA's safety review may negatively impact acceptance of filgotinib by patients, the medical community and healthcare payors and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the "**Risk Factors**" section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

21
Galapagos Half-year financial report 2022

Financial statements
Unaudited condensed consolidated interim financial statements for the first half-year of 2022
Foundation & Future

FINANCIAL STATEMENTS
Unaudited condensed consolidated
interim financial statements for the first
six months of 2022
Consolidated statements of income and
comprehensive income/loss (-)
(unaudited)
Consolidated income statement
Six months ended
Second quarter of    30 June
(thousands of €, except per share data)    2022 202120222021
Product net sales    20,945 37735,356456
Collaboration revenues    116,665 139,395238,601253,207
Total net revenues    137,610 139,772273,957253,664
Cost of sales    (2,633) (93)(5,545)(131)
Research and development expenditure    (149,597) (138,866)(249,518)(268,826)
Sales and marketing expenses    (42,024) (14,425)(71,008)(28,961)
General and administrative expenses    (29,646) (46,436)(63,001)(76,858)
Other operating income    9,957 13,29817,63723,564
Operating loss    (76,332) (46,750)(97,478)(97,548)
Fair value adjustments and net currency
exchange differences    58,858 (13,500)71,92927,695
Other financial income    3,320 7304,0151,568
Other financial expenses    (4,062) (5,439)(8,268)(9,347)
Loss before tax    (18,217) (64,959)(29,802)(77,632)
Income taxes    (811) 630(2,536)473
Net loss from continuing operations    (19,028) (64,329)(32,338)(77,159)

Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
			Six months ended
	Second quarter of		30 June
(thousands of €, except per share data)	2022	2021	2022	2021
Net profit from discontinued operations, net of tax	—	—	—	22,191
Net loss	(19,028)	(64,329)	(32,338)	(54,968)
Net loss attributable to:
Owners of the parent	(19,028)	(64,329)	(32,338)	(54,968)
Basic and diluted loss per share	(0.29)	(0.98)	(0.49)	(0.84)
Basic and diluted loss per share from continuing operations	(0.29)	(0.98)	(0.49)	(1.18)
The accompanying notes form an integral part of these condensed consolidated financial statements. 24
Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Consolidated statement of comprehensive income/loss (-)
Six months ended
Second quarter of    30 June
(thousands of €)    2022 202120222021
Net loss    (19,028) (64,329)(32,338)(54,968)
Items that may be reclassified subsequently to
profit or loss:
Translation differences, arisen from translating
foreign activities    112 (95)93203
Realization of translation differences upon sale of
foreign operations    - --731
Other comprehensive income/loss (-), net of
income tax    112 (95)93934
Total comprehensive loss attributable to:
Owners of the parent    (18,916) (64,424)(32,245)(54,034)
Total comprehensive loss attributable to owners of
the parent arises from:
Continuing operations    (18,916) (64,424)(32,245)(76,956)
Discontinued operations    - --22,922
Total comprehensive loss    (18,916) (64,424)(32,245)(54,034)
The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos Half-year financial report 2022

Consolidated statements of financial position
(unaudited)
30 June    31 December
(thousands of €)    2022 2021
Assets
Goodwill    174,288 -
Intangible assets other than goodwill    32,346 60,103
Property, plant and equipment    148,866 137,512
Deferred tax assets    4,060 4,032
Non-current R&D incentives receivables    138,945 127,186
Other non-current assets    8,390 2,473
Non-current assets    506,893 331,306
Inventories    27,008 20,569
Trade and other receivables    47,231 111,337
Current R&D incentives receivables    16,826 16,827
Current financial investments    3,456,184 2,469,809
Cash and cash equivalents    972,796 2,233,368
Other current assets    13,147 9,945
Current assets    4,533,192 4,861,854
Total assets    5,040,085 5,193,160

Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
30 June    31 December
(thousands of €)    2022 2021
Equity and liabilities
Share capital    293,026 292,075
Share premium account    2,733,059 2,730,391
Other reserves    (10,493) (10,177)
Translation differences    (1,313) (1,722)
Accumulated losses    (367,381) (367,205)
Total equity    2,646,898 2,643,362
Retirement benefit liabilities    12,162 11,699
Non-current lease liabilities    16,875 19,655
Other non-current liabilities    35,948 7,135
Non-current deferred income    1,777,477 1,944,836
Non-current liabilities    1,842,462 1,983,325
Current lease liabilities    7,179 7,204
Trade and other liabilities    160,746 137,622
Current tax payable    723 1,782
Current deferred income    382,076 419,866
Current liabilities    550,725 566,474
Total liabilities    2,393,187 2,549,798
Total equity and liabilities    5,040,085 5,193,160
The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Consolidated cash flow statements
(unaudited)
Six months ended 30 June
(thousands of €)    2022 2021
Net loss of the period    (32,338) (54,968)
Adjustment for non-cash transactions    6,567 50,310
Adjustment for items to disclose separately under operating
cash flow    3,529 2,518
Adjustment for items to disclose under investing and financing
cash flows    (416) (28,843)
Change in working capital other than deferred income    46,034 81,359
Cash used for other liabilities related to the acquisition of
subsidiaries    (7,765) -
Decrease in deferred income    (209,428) (248,610)
Cash used in operations    (193,818) (198,234)
Interest paid    (7,417) (5,862)
Interest received    757 1,237
Corporate taxes paid    (3,262) (272)
Net cash flows used in operating activities    (203,740) (203,131)

Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Six months ended 30 June
(thousands of €)    2022 2021
Purchase of property, plant and equipment    (15,574) (19,414)
Purchase of and expenditure in intangible fixed assets    (1,783) (647)
Purchase of current financial investments    (1,842,495) (703,841)
Interest received related to current financial investments    210 8
Sale of current financial investments    903,763 1,373,206
Cash in from disposals of subsidiaries, net of cash disposed of    - 28,696
Cash out from acquisition of subsidiaries, net of cash acquired    (115,178) -
Cash advances and loans to third parties    (10,000) -
Proceeds from sale of financial assets held at fair value through
profit or loss    - 4,045
Net cash flows generated from/used in (-) investing activities    (1,081,057) 682,053
Payment of lease liabilities    (3,980) (4,057)
Proceeds from capital and share premium increases from exercise
of subscription rights    3,619 2,583
Net cash flows used in financing activities    (361) (1,474)
Increase/decrease (-) in cash and cash equivalents    (1,285,158) 477,448
Cash and cash equivalents at beginning of year    2,233,368 2,143,071
Increase/decrease (-) in cash and cash equivalents    (1,285,158) 477,448
Effect of exchange rate differences on cash and cash equivalents    24,586 22,121
Cash and cash equivalents at end of the period    972,796 2,642,639
The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos Half-year financial report 2022
S29

30 June
(thousands of €)
2022
2021
Current financial investments
3,456,184
2,363,969
Cash and cash equivalents
972,796
2,642,639
Current financial investments and cash and cash equivalents
4,428,980
5,006,608
The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos Half-year financial report 2022
S30

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2021	**291,312**	**2,727,840**	**(3,189)**	**(10,907)**	**(334,701)**	**2,670,355**
Net loss					**(54,968)**	**(54,968)**
Other comprehensive income			795	139		934
Total comprehensive income/loss (-)			**795**	**139**	**(54,968)**	**(54,034)**
Share-based compensation					44,568	44,568
Exercise of subscription rights	599	1,984				2,583
On 30 June 2021	**291,912**	**2,729,824**	**(2,394)**	**(10,768)**	**(345,101)**	**2,663,473**
On 1 January 2022	**292,075**	**2,730,391**	**(1,722)**	**(10,177)**	**(367,205)**	**2,643,362**
Net loss					**(32,338)**	**(32,338)**
Other comprehensive income/loss (-)			409	(316)		93
Total comprehensive income/loss (-)			**409**	**(316)**	**(32,338)**	**(32,245)**
Share-based compensation					32,163	32,163
Exercise of subscription rights	951	2,668				3,619
On 30 June 2022	**293,026**	**2,733,059**	**(1,313)**	**(10,493)**	**(367,381)**	**2,646,898**

The accompanying notes form an integral part of these condensed consolidated financial statements.

31
Galapagos Half-year financial report 2022

Galápagos
FINANCIAL STATEMENTS

Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2022

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2021.

Impact of COVID-19 on the financial statements

To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of 31 December 2021.

New standards and interpretations applicable for the annual period beginning on 1 January 2022 did not have any material impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

New accounting policies as a result of recent transactions

Business combinations

Business combinations are accounted for using the acquisition method. In the statement of financial position, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in profit or loss. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.

32
Galapagos Half-year financial report 2022

Galápagos
FINANCIAL STATEMENTS

Key sources of estimation uncertainty

Acquisition of CellPoint

We determine and allocate the purchase price relating to the acquisition of CellPoint to the assets acquired and liabilities assumed as of the acquisition date, being 21 June 2022. The purchase price determination process requires us to use significant estimates and assumptions that determine the present fair value of the contingent consideration included in the transaction. These estimates depend on development, regulatory and sales-based milestones that are adjusted by our best estimate of their probability of success and discounted. We also anticipate to use significant estimates and assumptions in the finalization of the purchase price accounting process.

33
Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Details of the unaudited condensed consolidated
interim results
Product net sales
We reported net sales of Jyseleca for the first six months of 2022 amounting to €35.4 million
(€0.5 million in the first six months of 2021).
Related costs of sales in the first half-year of 2022 amounted to €5.5 million.
Collaboration revenues
The following table summarizes our collaboration revenues for the six months ended
30 June 2022 and 2021:
Six months ended 30
Second quarter of June
Over    Point in
(thousands of €)    time time2022202120222021
Recognition of non-refundable
upfront payments and license
fees     105,384127,215204,301232,441
Gilead collaboration agreement
for filgotinib     47,78469,33989,385116,744
Gilead collaboration agreement
for drug discovery platform     57,60157,876114,916115,697
Milestone payments     9,56411,50427,93819,369
Gilead collaboration agreement
for filgotinib     8,56411,50425,93819,369
Sobi distribution agreement for
Jyseleca     1,000-2,000-
Royalties     1,7166766,3611,397
Gilead royalties on Jyseleca     1,7166726,3171,350
Other royalties     -44447
Total collaboration revenues     116,665139,395238,601253,207

Galapagos Half-year financial report 2022
S34

Galápagos
FINANCIAL STATEMENTS

The rollforward of the outstanding balance of the current and non-current deferred income between 1 January 2022 and 30 June 2022 can be summarized as follows:

(thousands of €)	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform [1]	Other deferred income
On 1 January 2022	**2,364,701**	**604,875**	**1,759,828**	**-**
Milestones achieved	18,238	18,238		
Significant financing component [2]	3,799	3,799		
Revenue recognition of upfront	(204,301)	(89,385)	(114,916)	
Revenue recognition of milestones	(25,938)	(25,938)		
Other movements	3,053			3,053
On 30 June 2022	**2,159,553**	**511,588**	**1,644,912**	**3,053**

[1] The upfront received and the outstanding balance at 1 January 2022 and at 30 June 2022 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.

[2] With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

35
Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Operating costs and other operating income
Operating costs
Research and development expenditure
The following table summarizes our research and development expenditure for the six months ended 30 June 2022 and 2021:
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Personnel costs    (45,752) (53,772)(85,957)(94,154)
Subcontracting    (62,332) (66,213)(104,060)(139,193)
Disposables and lab fees and premises costs    (5,103) (6,370)(10,310)(12,287)
Depreciation and impairment    (29,169) (4,816)(32,555)(8,099)
Professional fees    (2,994) (3,828)(7,402)(7,041)
Other operating expenses    (4,249) (3,867)(9,234)(8,052)
Total research and development expenditure    (149,597) (138,866)(249,518)(268,826)
The increase in depreciation and impairment for the first six months of 2022 is primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01.
The table below summarizes our R&D expenditure for the six months ended 30 June 2022 and
2021, broken down by program.
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Filgotinib program    (71,280) (50,908)(116,147)(87,840)
Toledo program    (12,744) (24,412)(26,098)(52,235)
TYK2 program on GLPG3667    (5,611) (7,984)(9,078)(13,974)
Ziritaxestat program    (106) (8,905)(638)(19,418)
Other programs    (59,856) (46,657)(97,557)(95,359)
Total research and development expenditure    (149,597) (138,866)(249,518)(268,826)

Galapagos Half-year financial report 2022
S36

FINANCIAL STATEMENTS
Sales and marketing expenses
The following table summarizes our sales and marketing expenses for the six months ended
30 June 2022 and 2021:
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Personnel costs    (19,690) (16,569)(35,723)(26,871)
Depreciation    (907) (117)(1,122)(168)
External outsourcing costs    (15,293) (14,844)(25,671)(24,959)
Sales and marketing expenses recharged to Gilead    - 18,8853125,527
Professional fees    (1,165) (162)(1,534)(180)
Other operating expenses    (4,970) (1,618)(6,989)(2,310)
Total sales and marketing expenses    (42,024) (14,425)(71,008)(28,961)
The termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead explains a significant part of the increase in sales & marketing expenses.
General and administrative expenses
The following table summarizes our general and administrative expenses for the six months ended 30 June 2022 and 2021:
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Personnel costs    (15,211) (21,361)(35,629)(37,568)
Depreciation and impairment    (2,383) (11,060)(4,297)(12,730)
Legal and professional fees    (6,309) (7,610)(10,817)(13,469)
Other operating expenses    (5,744) (6,406)(12,259)(13,092)
Total general and administrative expenses    (29,646) (46,436)(63,001)(76,858)

Galapagos Half-year financial report 2022
S37

FINANCIAL STATEMENTS
Other operating income
The following table summarizes our other operating income for the six months ended
30 June 2022 and 2021:
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Grant income    572 2,5151,0093,787
R&D incentives    8,818 10,65615,90319,502
Other    567 128725276
Total other operating income    9,957 13,29817,63723,564

Galapagos Half-year financial report 2022
S38

FINANCIAL STATEMENTS
Financial income/expenses
The following table summarizes our financial income/expenses (-) for the six months ended 30
June 2022 and 2021:
Six months ended 30
Second quarter of    June
(thousands of €)    2022 202120222021
Fair value adjustments and net currency exchange
differences
Net currency exchange gain/loss (-)    46,718 (12,096)60,16833,613
Fair value re-measurement of warrants    136 858(49)2,828
Fair value loss on financial assets held at fair value
through profit or loss    - --(2,913)
Fair value gain/loss (-) on current financial
investments    12,004 (2,262)11,810(5,833)
Total fair value adjustments and net currency
exchange differences    58,858 (13,500)71,92927,695
Other financial income:
Interest income    2,956 6963,6181,442
Effect of discounting long term R&D incentives
receivables    23 234646
Other finance income    341 1135180
Total other financial income    3,320 7304,0151,568
Other financial expenses:
Interest expenses    (2,142) (3,050)(4,206)(4,425)
Effect of discounting long term deferred income    (1,860) (2,323)(3,799)(4,770)
Other finance charges    (60) (66)(264)(152)
Total other financial expenses    (4,062) (5,439)(8,268)(9,347)
Total net financial result    58,115 (18,209)67,67619,916

Galapagos Half-year financial report 2022
S39

FINANCIAL STATEMENTS
Cash position
Cash and cash equivalents and current financial investments totaled €4,429.0 million on
30 June 2022 (€4,703.2 million on 31 December 2021).
Cash and cash equivalents and current financial investments comprised cash at banks, term deposits, treasury bills and money market funds. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects.
Cash and cash equivalents comprised €487.8 million of term deposits which all had an original maturity longer than three months. All cash and cash equivalents are available upon maximum three months notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.
Current financial investments comprised €1,332.9 million of term deposits which all had an original maturity longer than three months and which are not available on demand within three months. Our current financial investments also comprised money market funds and treasury bills. Our portfolio of treasury bills contains only AAA rated paper, issued by Germany. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record.
30 June    31 December
(thousands of €)    2022 2021
Money market funds    1,295,726 1,317,460
Treasury bills    827,574 877,349
Term deposits    1,332,884 275,000
Total current financial investments    3,456,184 2,469,809
Cash at banks    485,031 1,225,860
Term deposits    487,765 1,007,508
Total cash and cash equivalents    972,796 2,233,368
Total current financial investments and cash and
cash equivalents    4,428,980 4,703,177

Galapagos Half-year financial report 2022
S40

FINANCIAL STATEMENTS
On 30 June 2022, our cash and cash equivalents and current financial investments included
$953.8 million held in U.S. dollars ($942.5 million on 31 December 2021) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss
(–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €91.8 million.
Capital increase
On 30 June 2022, Galapagos NV’s share capital was represented by 65,728,511 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended 30 June 2022.
Average
exerciseClosing
price sub-share price
scriptionon date of
Sharerightscapital
capital and(in €/ sub-increase
(thousands of €, except    Number of ShareSharesharescription(in €/
share data)    shares capitalpremiumpremiumright)share)
On 1 January 2022    65,552,721 292,0752,730,3913,022,467
18 March 2022: exercise of
subscription rights    95,500 5171,6432,16022.6157.38
20 June 2022: exercise of
subscription rights    80,290 4341,0251,46018.1853.52
On 30 June 2022    65,728,511 293,0262,733,0593,026,086

Galapagos Half-year financial report 2022
S41

FINANCIAL STATEMENTS
Note to the cash flow statement
Six months ended 30 June
(thousands of €)    2022 2021
Adjustment for non-cash transactions
Depreciation and impairment    37,974 20,996
Share-based compensation expenses    32,163 44,568
Increase in retirement benefit obligations and provisions    270 190
Unrealized exchange gains and non-cash other financial result    (59,627) (26,537)
Discounting effect of deferred income    3,799 4,770
Fair value re-measurement of warrants    49 (2,828)
Net change in (fair) value of current financial investments    (11,810) 5,833
Fair value adjustment financial assets held at fair value through
profit or loss    - 2,913
Other non-cash expenses    3,750 405
Total adjustment for non-cash transactions    6,567 50,310
Adjustment for items to disclose separately under operating
cash flow
Interest expense    4,206 4,425
Interest income    (3,214) (1,434)
Tax expense    2,536 (473)
Total adjustment for items to disclose separately under
operating cash flow    3,529 2,518
Adjustment for items to disclose under investing and financing cash flows
Gain on sale of subsidiaries    - (22,191)
Gain (-)/loss on sale of fixed assets    (11) 1
Realized exchange gain on sale of current financial investments    - (6,645)
Interest income on current financial assets    (405) (8)
Total adjustment for items to disclose separately under investing
and financing cash flow    (416) (28,843)

Galapagos Half-year financial report 2022
S42

Galápagos
FINANCIAL STATEMENTS

	Six months ended 30 June	
(thousands of €)	2022	2021
Change in working capital other than deferred income		
Increase in inventories	(10,195)	(1,419)
Decrease in receivables	53,204	107,041
Increase/decrease (-) in liabilities	3,025	(24,263)
Total change in working capital other than deferred income	**46,034**	**81,359**

Business combinations

On 21 June 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain development, regulatory and sales-based milestones would be achieved.

On the same date we acquired all of the outstanding capital of AboundBio, for a total agreed price of $14 million, including consideration for other liabilities associated with the transaction.

The main reason for these acquisitions is to position ourselves in next-generation cancer therapy market and to significantly broaden our portfolio and capabilities. As a result of these acquisitions, we gain access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a next-generation fully human antibody-based therapeutics platform. Combined and supported by us as a fully integrated biopharma, they have the potential to disrupt the CAR-T treatment paradigm. The goal is to expand the current market for CAR-T therapies and have an important impact on patients in need of additional and improved treatment options.

43
Galapagos Half-year financial report 2022

FINANCIAL STATEMENTS
Details of the preliminary fair value of identifiable assets and liabilities acquired in both transactions, the preliminary purchase consideration and provisional goodwill at the acquisition date are as follows:
21 June 2022
(thousands of €)    CellPoint AboundBioTotal
Property, plant and equipment    1,289 965
Other non-current assets    81 4
Trade and other receivables    162 -
Cash and cash equivalents    3,179 4,279
Other current assets    1,254 536
Trade and other liabilities    (32,789) (587)
Current deferred income    - (474)
Net assets acquired    (26,824) 4,723
Consideration paid in cash    107,750 14,886
Fair value re-measurement of previously held equity
investment    - 342
Deferred consideration    6,088 90
Fair value of contingent consideration    22,865 -
Fair value of total consideration    136,703 15,318
Goodwill    163,526 10,595
Exchange differences on goodwill    - 166
Goodwill in the balance sheet    163,526 10,761174,288

Galapagos Half-year financial report 2022
S44

Galápagos
FINANCIAL STATEMENTS

Net cash outflow arising on acquisition

	21 June 2022		
(thousands of €)	CellPoint	AboundBio	Total
Consideration paid in cash	107,750	14,886	
Less: cash and cash equivalents balances acquired	(3,179)	(4,279)	
Cash out from acquisition of subsidiaries, net of cash acquired	**104,571**	**10,607**	**115,178**
Cash used in operating activities for other liabilities related to the acquisition of subsidiaries	**7,765**	**-**	**7,765**

The preliminary fair value of the identifiable assets and liabilities are included in our condensed consolidated interim financial statements as per 30 June 2022. To date we have performed a preliminary fair value analysis of the business combinations, with corresponding adjustments to the trade and other liabilities. We expect the provisional amount of goodwill to change significantly upon the completion of the purchase price allocation, resulting from the valuation of the different assets and liabilities acquired, including the valuation of in-process R&D.

Contingencies and commitments

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On 30 June 2022, we had outstanding obligations for purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase commitments	**442,874**	**231,179**	**141,707**	**46,564**	**23,425**

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €304.2 million at 30 June 2022 for which we have direct purchase commitments of €227.4 million at 30 June 2022 reflected in the table above.

Contingent liabilities and assets

We refer to our **Annual Report 2021** for a description of our contingent liabilities and assets.

45
Galapagos Half-year financial report 2022

Galápagos
FINANCIAL STATEMENTS

Related party transactions

On 26 January 2022, our current CEO was offered 1,000,000 subscription rights under Subscription Right Plan 2022 (B), which have been accepted on 24 March 2022. The number of accepted subscription rights under Subscription Right Plan 2022 (B) was enacted by notary deed on 25 March 2022. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €50. Each subscription right gives the right to subscribe for one new Galapagos share. The subscription rights can in principle not be exercised prior to 1 January 2026.

On 3 May 2022, members of the executive committee were offered new restricted stock units ('RSUs'), subject to acceptance. The RSUs are offered for no consideration. Four members of the executive committee accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos' discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on 1 May 2023. For the members of the executive committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares.

On 6 May 2022, members of the executive committee were offered new subscription rights under Subscription Right Plan 2022 BE, subject to acceptance. A first portion of the number of accepted subscription rights under Subscription Right Plan 2022 BE was enacted by notary deed on 7 July 2022. For three members of the executive committee, the suspensive condition of acceptance is still outstanding. The subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €57.46 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries under Subscription Right Plan 2022 BE the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights are not transferable and can in principle not be exercised prior to 1 January 2026.

46
Galapagos Half-year financial report 2022

Galápagos
FINANCIAL STATEMENTS

The table below sets forth the number of subscription rights offered under Subscription Right Plan 2022 (B) and Subscription Right Plan 2022 BE and the total number of RSUs accepted by each member of the executive committee during the first six months of 2022:

Name	Title	Number of 2022 subscription rights offered	Number of 2022 RSUs accepted
Stoffels IMC BV [(1)]	CEO	1,000,000 [(2)]	74,408
Bart Filius	President, CFO & COO	68,000 [(3)]	61,442
Walid Abi-Saab	CMO	32,000	37,274
Michele Manto	CCO	24,000	27,354

[(1)] Stoffels IMC BV (permanently presented by Dr. Paul Stoffels).
[(2)] These subscription rights have already been accepted.
[(3)] 100 subscription rights have already been accepted, the remainder is outstanding for acceptance.

On 26 April 2022, Galapagos held an extraordinary shareholders' meeting, followed by its annual shareholders' meeting. All agenda items were approved, including the approval of (a) the appointment of Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) as director, and (b) the appointments of Jérôme Contamine and Dr. Dan Baker as independent directors within the meaning of article 7:87 of the Belgian Companies and Associations Code and article 3.5 of the Belgian Corporate Governance Code 2020. Subsequently, the (new) unitary board has appointed Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) as chair of the board of directors.

The mandates of Howard Rowe and Katrine Bosley as members of the board of directors came to an end on 26 April 2022.

During the first six months of 2022, other than as disclosed in the paragraph above, there were no changes to related party transactions disclosed in the 2021 annual report that potentially had a material impact on the financials of Galapagos of the first six months of 2022.

Events after the end of the reporting period

There were no adjusting events nor material non-adjusting events to be reported.

47
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Glossary

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADPKD

Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body's tissues

Anti-TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

48
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Assays

Laboratory tests to determine characteristics

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body's systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Bispecific antibody

An antibody that binds to two different antigens

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CAR-T

Chimeric antigen receptor T cells (also known as CAR T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell - notably B-cell lymphomas

49
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

CDAI

Crohn's Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor

CHIT1/AMCase

Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR

Crédit d'Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cash position

Current financial investments and cash and cash equivalents

Chitinase

Chitinase is an enzyme that degrades chitin, involved in the human innate immunity. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models

50
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

Clinical Proof of Concept (PoC)

Point in the drug development process where the product candidate first shows efficacy in a therapeutic setting

Complete Response Letter (CRL)

A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry on a contract basis

Corticosteroids

Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation

Crohn's disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

51
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician's global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

DDI study

Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug

DIVERGENCE

Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DMARDs

Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Deep venous thrombosis (DVT)

The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Degradation

The process by which proteins are lost through the use of drugs such as PROTACs or small molecules

Dermatomyositis

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

52
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

EC

European Commission

EMA

European Medicines Agency, in charge of European market authorization of new medications

Efficacy

Effectiveness for intended use

End-to-end

A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person's digestive tract

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

FILOSOPHY

Phase 4 program evaluating filgotinib in RA

FINCH

Phase 3 program evaluating filgotinib in RA

53
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Fast Track

A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca. Small molecule preferential JAK1 inhibitor, approved in RA in European Union, Great Britain, and Japan, and in UC in European Union and Great Britain. Application for approval for ulcerative colitis was filed in Japan. Filgotinib is partnered with Gilead. Filgotinib currently is in Phase 3 trials in CD, and in a Phase 4 trial in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

54
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

G&A expenses

General & administrative expenses

GLIDER

Phase 2 Proof of Concept trial with SIK2/3 inhibitor GLPG3970 in Sjögren's syndrome

GLPG0555

A JAK1 inhibitor in Phase 1b. Development was stopped in July 2022

GLPG0634

Molecule number currently known as filgotinib and Jyseleca

GLPG2737

A compound currently in Phase 2 in ADPKD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF

GLPG3121

A compound in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD). Development was stopped in July 2022

GLPG3667

A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021

GLPG3970

A SIK2/3 inhibitor in multiple Phase 2 Proof of Concept studies. Topline results from the studies in UC, psoriasis and RA were reported in July 2021. The compound was discontinued in March 2022

GLPG4399

A SIK3 inhibitor currently in Phase 1 directed toward inflammation

GLPG4586

A compound with undisclosed mode of action in preclinical phase directed toward fibrosis and inlicensed from Fibrocor. The development was stopped in July 2022

GLPG4605

A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis

55
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

GLPG4716

A chitinase inhibitor inlicensed from Molecure (previously OncoArendi). The rights to the molecule have been returned to Molecure in July 2022

Genome

An organism's complete set of genetic information needed to build that organism and allow it to grow and develop

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histology

Study of the microscopic structures of tissues

Histopathology

Microscopic examination of tissues for manifestations of a disease

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term "idiopathic" is used because the cause of pulmonary fibrosis is still unknown

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

56
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

Jyseleca®

Jyseleca® is the brand name for filgotinib

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte

Type of white blood cell that is part of the immune system

57
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

MACE

Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANGROVE

Phase 2 program with GLPG2737 in autosomal dominant polycystic kidney disease

MANTA

A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC

MANTA-RAy

Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

MHRA

Medicines and Healthcare products Regulatory Agency in Great Britain

MTX

Methotrexate; a first-line therapy for inflammatory diseases

Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0–12

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Modulation

The process by which the function of proteins is changed through the use of drugs such as small molecules, peptides, antibodies or cell therapy

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial "hits" in a drug discovery program

58
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

NDA

New Drug Application

NICE

The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

Non-Hodgkin Lymphoma (NHL)

Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

Oligonucleotide

Short DNA or RNA molecule that can be used as research tools or therapeutic drug to change protein expression

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PASI

Psoriasis Area and Severity Index; an index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area

PRAC

Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines

59
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

PROTAC

Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval and access to the market

Phenotypic screening

Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell's disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable

Pivotal trials

Registrational clinical trials

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Point-of-care

Drug treatment is provided close to or near the patient

60
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof of Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

Proof of Concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pulmonary embolism

A blockage in one of the pulmonary arteries in the lungs

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Refractory

"Refractory" refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment

Relapsed

"Relapsed" refers to a patient with cancer that develops cancer again after a period of improvement

61
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Replication

The process by which DNA is copied to produce two identical DNA molecules during the process of cell division

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

S&M expenses

Sales and marketing expenses

SEC

Securities and Exchange Commission in the US

SELECTION

Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021

SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

SIK

Salt-inducible kinase. This is the target family for the portfolio of molecules in the Toledo program

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of "hits" that show activity against the target. These hits are then further tested or optimized

Short interfering RNA

A research tool that is used to silence the activity of specific genes

Sjögrens syndrome

Sjögren's Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

62
Galapagos Half-year financial report 2022

Galápagos
OTHER INFORMATION

Statin

Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Target

Proteïn that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Toledo

Toledo is the program name for the target family of SIK inhibitors

Topical corticosteroids

Corticosteroids which are administered through the skin using an ointment

Transcription

The process of making an RNA copy of a DNA gene sequence

63
Galapagos Half-year financial report 2022

OTHER INFORMATION
Translation
The process by which a protein is synthetized from mRNA
Ulcerative colitis (UC)
UC inflammation is an IBD causing throughout chronic the inflammation gastrointestinal of tract) the lining of the colon and rectum (unlike CD with
Venous thrombotic events
a When venousathromboembolism blood clot breaks (VTE). The loose abbreviation and travels DVT/PE in refers the to blood, a VTEthis where is a called deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

Galapagos Half-year financial report 2022
S64

OTHER INFORMATION
Financial calendar
03 November 2022
Third quarter 2022 results
23 February 2023
Full year 2022 results65
Galapagos Half-year financial report 2022
S65

OTHER INFORMATION
Colophon
Concept, nexxar GmbH, design Vienna and online – Online programming annual reports and online sustainability reports www.nexxar.com
Frank Photography van Delft
Copy deadline: 4 August 2022 report This report or atis www. also available glpg.com in Dutch and available for download in the Downloads section of this

Galapagos Half-year financial report 2022
S66

Galápagos
OTHER INFORMATION

Contact



Sofie Van Gijsel
Head of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +1 781 296 1143
Email: ir@glpg.com



Sandra Cauwenberghs
Director of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 15 34 29 00
Email: ir@glpg.com



Marieke Vermeersch
Head of Corporate Communication
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 479 49 06 03
Email: media@glpg.com

67
Galapagos Half-year financial report 2022